

May 4, 2011

James H. Bloem
Senior Vice President,
Chief Financial Officer and Treasurer
(Principal Financial Officer)
Humana, Inc.
500 West Main Street
Louisville, KY 40202

   Re: Humana, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2010
      Filed February 18, 2011
      File No. 001-05975

Dear Mr. Bloem:

  We have completed our review of your Form 10-K and have no further comments at this time.

        Sincerely,

        Joel Parker
        Accounting Branch Chief